UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                         (Amendment No. Seven)*


                            ES&L BANCORP,INC.
   --------------------------------------------------------------
                             (Name of Issuer)


                              Common Stock
   -------------------------------------------------------------
                      (Title of Class of Securities)

                                 269079109
                       -----------------------------
                              (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 269079109                                 Page 2 of 7 Pages

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(1)       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Valicenti Advisory Services, Inc.
          16-19249
------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)

                                             (a)  / /
                                             (b)  / /
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(3)   SEC USE ONLY

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(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
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                          (5)      SOLE VOTING POWER
                                              0
                          ----------------------------------------
NUMBER OF SHARES          (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY                         0
EACH REPORTING PERSON     ----------------------------------------
WITH                      (7)      SOLE DISPOSITIVE POWER
                                              0
                          ----------------------------------------
                          (8)      SHARED DISPOSITIVE POWER
                                         55,291

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(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      55,291
------------------------------------------------------------------
(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)

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(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.6%
------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON (See Instructions)

      IA
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CUSIP No. 269079109                             Page 3 of 7 Pages

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(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vincent R. Valicenti
      ###-##-####
------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)

                                             (a)  / /
                                             (b)  / /
------------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------
                          (5)      SOLE VOTING POWER
                                              4,500
                          ----------------------------------------
NUMBER OF SHARES          (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY                             0
EACH REPORTING PERSON     ----------------------------------------
WITH                      (7)      SOLE DISPOSITIVE POWER
                                              4,500
                          ----------------------------------------
                          (8)      SHARED DISPOSITIVE POWER
                                             55,291

------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      59,791
------------------------------------------------------------------
(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)

------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.2%
------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------
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     CUSIP No. 269079109                             Page 4 of 7 Pages

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13G
         (Under the Securities and Exchange Act of 1934)

     Item 1.

       (a)  Name of Issuer:

            ES&L Bancorp, Inc.

       (b)  Address of Issuer's Principal Executive Offices:

            300 West Water Street
            Elmira, New York  14901

     Item 2.

       (a)  Name of Person Filing:

            Valicenti Advisory Services, Inc. and Vincent R.
            Valicenti

       (b) Address of Principal Business Office or, if none, Residence:

            400 East Water Street
            Elmira, New York  14901-3411

       (c)  Citizenship:

            See Item 4 of respective cover pages.

       (d)  Title or Class of Securities:

            Common Stock

       (e)  CUSIP Number:

            269079109

     Item 3.  Type of Reporting Person:

            If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) / /  Broker or Dealer registered under Section
                 15 of the Act
        (b) / / Bank as defined in section 3(a)(6) of the Act
        (c) / /  Insurance Company as defined in section
                 3(a)(19) of the Act

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CUSIP No. 269079109                             Page 5 of 7 Pages

        (d) / /  Investment Company registered under
                 section 8 of the Investment Company Act
        (e) /X/ Investment Advisor registered under section 203 of the Investment Advisers Act of 1940
        (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
        (g) / /  Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G) (Note:  See
                 Item 7)
        (h) / /  Group, in accordance with Section 240.13d-1
                 (b)(1)(ii)(H)

        Vincent R. Valicenti is the sole shareholder of Valicenti Advisory Services, Inc., and, therefore, may be deemed to share the voting and dispositive power held by Valicenti Advisory Services, Inc. Vincent R. Valicenti is filing this joint Schedule 13G Statement along with Valicenti Advisory Services, Inc. in accordance with the Securities and Exchange Commission's interpretive policy that individuals who control an entity which is eligible to file reports on
     Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) may file a joint Schedule 13G with such Schedule 13G eligible entity, provided that such individuals' holdings (exclusive of those held through such entity) do not exceed 1% and a separate cover page is filed for each
     such individual.   See e.g. No-action letters issued to
     Edward C. Johnson 3d (available August 20, 1991) and Berkshire Hathaway, Incorporated (available October 3,
     1986). Vincent R. Valicenti owns 4,500 shares of the Common Stock of ES&L Bancorp, Inc. in addition to those owned indirectly through Valicenti Advisory Services, Inc.

     Item 4. Ownership

       (a) Amount Beneficially Owned:    59,791 Shares

       (b) Percent of Class:               7.2%

       (c) Number of Shares as to which such person has:

          (i) sole power to vote or direct the vote:   4,500
         (ii) shared power to vote or direct the vote:     0
        (iii) sole power to dispose or direct the
              disposition of:                          4,500
         (iv) shared power to dispose or direct the
              disposition of:                         55,291

     Item 5. Ownership of Five Percent or Less of a Class:
             Not Applicable
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     CUSIP No. 269079109                             Page 6 of 7 Pages

     Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Other than the 4,500 shares owned individually by Vincent R. Valicenti (representing .54 of 1% of the outstanding shares of ES&L Bancorp, Inc.), all of the shares of ES&L Bancorp, Inc. beneficially owned by the reporting persons are owned by investment advisory clients of Valicenti Advisory Services, Inc., none of whom own more than 5% of the outstanding shares of ES&L Bancorp, Inc.

     Item 7. Identification and Classification of the
     Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     Not Applicable

     Item 8. Identification and Classification of Members of the Group:

     Not Applicable

     Item 9.  Notice of Dissolution of Group:

     Not Applicable

     Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 17, 1998     Valicenti Advisory Services, Inc.

                           By:/s/ Vincent R. Valicenti
                              -------------------------------
                              Vincent R. Valicenti, President

     February 17, 1998         /s/ Vincent R. Valicenti
                              -------------------------------
                              Vincent R. Valicenti